SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. __)*

MORGAN STANLEY
(Name of Issuer)
Common Stock
(Title of Class of Securities)
617446448
(CUSIP Number)
June 18, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

CUSIP No.	617446448	13G	Page	2	of	8

1	Names of Reporting Persons China Investment Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 176,232,379
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 176,232,379
9	Aggregate Amount Beneficially Owned By Each Reporting Person 176,232,379
10	Check if The Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11	Percent of Class Represented by Amount in Row 9 11.64%
12	Type of Reporting Person (See Instructions) CO

CUSIP No.	617446448	13G	Page	3	of	8

1	Names of Reporting Persons Best Investment Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 130,662,911
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 130,662,911
9	Aggregate Amount Beneficially Owned by Each Reporting Person 130,662,911
10	Check if The Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11	Percent of Class Represented by Amount in Row 9 8.63%
12	Type of Reporting Person (See Instructions): CO

CUSIP No.	617446448	13G	Page	4	of	8

Item 1(a).	Name of Issuer:

Morgan Stanley

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1585 Broadway New York, NY 10036

Item 2(a).	Name of Persons Filing:

China Investment Corporation (“CIC”)

Best Investment Corporation (“Best”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of both CIC and Best is as follows:

New Poly Plaza No. 1 Chaoyangmen Beidajie Dongcheng District Beijing 100010 People’s Republic of China

Item 2(c).	Citizenship:

CIC and Best are established under the Company Law of the People’s Republic of China.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

617446448

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No.	617446448	13G	Page	5	of	8

Item 4.	Ownership.

The number of shares of Common Stock beneficially owned by CIC and Best are as follows:

	Reporting Person	Amount Beneficially Owned	Percent of Class
	CIC	176,232,379	11.64%
	Best	130,662,911	8.63%

The shares of Common Stock beneficially owned by CIC are held by wholly owned subsidiaries, including Best.  The shares beneficially owned by Best include (i) 14,600,000 shares of Common Stock and (ii) 116,062,911 shares of Common Stock which Best is required to purchase and Morgan Stanley is required to issue and sell, pursuant to 5,579,143 PEPS Units held by Best, on a date that is currently expected to be August 17, 2010 but that may be extended for a period of up to a year under certain circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of June 18, 2010.

CHINA INVESTMENT CORPORATION

By:	/s/ Jiwei Lou
	Name:	Jiwei Lou
	Title:	Chairman & Chief Executive Officer

BEST INVESTMENT CORPORATION

By:	/s/ Xiqing Gao
	Name:	Xiqing Gao
	Title:	Executive Director and President

Exhibit Index

Exhibit A	Joint Filing Agreement, dated June 18, 2010, between China Investment Corporation and Best Investment Corporation